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Exhibit 12.1

VIRGIN MEDIA INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,	Year ended December 31,
	2009	2008	2007	2006	2005	2004
	(in millions)
Fixed charges:
Interest	£109.0	£499.4	£514.1	£457.5	£235.8	£271.0
Interest portion of rental expense	16.2	15.2	20.3	17.4	14.2	14.9

Fixed Charges	£125.2	£514.6	£534.4	£474.9	£250.0	£285.9

Earnings:
Loss from continuing operations	£(125.5)	£(848.9)	£(461.1)	£(520.6)	£(221.9)	£(504.4)
Fixed charges	125.2	514.6	534.4	474.9	250.0	285.9
Less: capitalized interest	—	—	—	—	—	—

(Deficit) earnings	£(0.3)	£(334.3)	£73.3	£(45.7)	£28.1	£(218.5)

Deficiency(1)	£(125.5)	£(848.9)	£(461.1)	£(520.6)	£(221.9)	£(504.4)

(1)
Earnings for each of the periods presented were inadequate to cover fixed charges by the amounts indicated in this row.

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  Exhibit 12.1
VIRGIN MEDIA INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES